Exhibit 99.4

Tuya Inc.

塗鴉智能 *

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(HKEX Stock Code: 2391)

(NYSE Stock Ticker: TUYA)

Number of Shares to which this form of proxy relates(Note 1)	Class A Ordinary Shares
Class B Ordinary Shares

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

to be held on Thursday, June 19, 2025

(or any adjournment(s) or postponement(s) thereof)

I/We(Note 2)

of	being the registered holder(s)

of

Class A Ordinary Shares/Class B Ordinary Shares(Note 3) in the issued share capital of Tuya Inc. (the “Company”) hereby appoint the chairman of the meeting(Note 4)

or
of

as my/our proxy to attend, act, and vote for me/us and on my/our behalf as directed below at the annual general meeting (the “AGM”) of the Company to be held at 2:00 p.m., Hong Kong time, on Thursday, June 19, 2025 at Huace Center, Building A, 3/F VVIP room, Xihu District, Hangzhou City, Zhejiang Province, 310012, China (and at any adjournment thereof). Please tick (“/”) the appropriate boxes to indicate how you wish your vote(s) to be cast(Note 5).

ORDINARY RESOLUTIONS(Note 6)		FOR	AGAINST	ABSTAIN
1.	As an ordinary resolution, to receive, consider, and adopt the audited consolidated financial statements of the Company as of and for the year ended December 31, 2024 and the report of the auditor thereon.
2.(a)	(i) As an ordinary resolution, to re-elect Mr. YANG Yi as an executive Director.
(ii) As an ordinary resolution, to re-elect Ms. ZHANG Yan as an executive Director.
(iii) As an ordinary resolution, to re-elect Mr. YIP Pak Tung Jason as an independent non-executive Director.
2.(b)	As an ordinary resolution, to authorize the Board or the Compensation Committee to fix the remuneration of the Directors.
3.	As an ordinary resolution, to grant a general mandate to the Directors to issue, allot, and deal with additional Class A Ordinary Shares and/or ADSs of the Company, or sell and/or transfer Class A Ordinary Shares out of treasury that are held as treasury shares not exceeding 20% of the total number of issued Shares (excluding any treasury shares) of the Company as of the date of passing of this resolution.
4.	As an ordinary resolution, to grant a general mandate to the Directors to repurchase Shares and/or ADSs of the Company not exceeding 10% of the total number of issued Shares of the Company (excluding any treasury shares) as of the date of passing of this resolution.
5.	As an ordinary resolution, to extend the general mandate granted to the Directors to issue, allot, and deal with additional Shares and/or ADSs, or sell and/or transfer additional Shares out of treasury that are held as treasury shares, in the capital of the Company by the aggregate number of the Shares and/or Shares underlying the ADSs repurchased by the Company.
6.	As an ordinary resolution, to re-appoint PricewaterhouseCoopers as auditor of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2025.
7.	As a special resolution, THAT the Memorandum and Articles of Association be amended and restated by their deletion in their entirety and by the substitution in their place of the Amended Memorandum and Articles in the form as set out in Appendix III to the Circular, and THAT the Board be authorized to deal with on behalf of the Company the relevant filing and amendments (where necessary) procedures and other related issues arising from the amendments to the Memorandum and Articles.

Dated:	, 2025	Signature(s)(Note 7):

Notes:

1.	Please delete as appropriate and insert the number of shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.
2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
3.	Please insert the number of shares of the Company registered in your name(s) and delete as appropriate.
4.	If any proxy other than the chairman of the meeting is preferred, please strike out the words “the chairman of the meeting” and insert the name and address of the proxy desired in the space provided. Any shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint proxy, and any shareholder of the Company who is the holder of two or more Shares and entitled to attend and vote at the AGM is able to appoint any number of proxies (who must be individuals) to attend and vote instead of him/her. A proxy need not be a shareholder of the Company.
5.	IMPORTANT: IF YOU WISH TO VOTE FOR A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “FOR.” IF YOU WISH TO VOTE AGAINST A RESOLUTION, PLEASE TICK (“/”) THE BOX MARKED “AGAINST.” IF YOU WISH TO ABSTAIN FROM VOTING, PLEASE TICK (“/”) THE BOX MARKED “ABSTAIN”. If no direction is given, your proxy will vote or abstain at his/her discretion. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the AGM other than those referred to in the notice convening the AGM. If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.
6.	We refer to the circular (the “Circular”) and notice of the AGM of the Company dated May 16, 2025. Unless otherwise indicated, the capitalized terms used in this notice shall have the same meaning as those defined in the Circular and the notice of the AGM. The description of the resolutions is by way of summary only. The full text appears in the notice of the AGM.
7.	This form of proxy must be signed by you or your attorney duly authorized in writing. In case of a corporation, the same must be either under its common seal or under the hand of an officer, attorney, or other person duly authorized. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALED BY THE PERSON WHO SIGNS IT.
8.	Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he/she were solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present being the most or, as the case may be, the more senior shall alone be entitled to vote in respect of the relevant joint holding and, for this purpose, seniority shall be determined by reference to the order in which the names of the joint holders stand on the register of members in respect of the relevant joint holding.
9.	In order to be valid, this form of proxy, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company’s Hong Kong Share Registrar, Computershare Hong Kong Investor Services Limited (for both holders of Class A Ordinary Shares and holders of Class B Ordinary Shares), at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong not less than 72 hours before the time appointed for the meeting or the adjourned meeting (as the case may be).
10.	Completion and delivery of the form of proxy will not preclude you from attending and voting at the AGM or any adjournment thereof if you so wish.
11.	Treasury shares, if any and registered under the name of the Company, shall have no voting rights at the general meeting(s) of the Company. For the avoidance of doubt, for the purpose of the Listing Rules, the Company shall, upon depositing any treasury shares in the CCASS, abstain from voting at any of its general meeting(s) in relation to those shares.

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the AGM of the Company (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer, and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to Computershare Hong Kong Investor Services Limited at the above address or by email to PrivacyOfficer@computershare.com.hk.

*        For identification purpose only